16. Oktober 2007

voestalpine AG

ADHOC-MELDUNG

2007 OCT 23 A 5:48

voestalpine AG platziert Hybridanleihe erfolgreich

SUPPL

- *Emissionsvolumen: 1 Mrd EUR*
- *Emissionskurs: 99,465%*
- *Kupon: für die ersten sieben Jahre 7,125%, danach 3-Monats-Euribor + 5,05% (einschließlich eines Aufschlags von 2,50%)*

Die voestalpine AG hat die angekündigte Hybridanleihe erfolgreich am Kapitalmarkt platziert. Das Orderbuch erreichte bei einer Größenordnung von deutlich mehr als 3 Mrd Euro eine ausgezeichnete Qualität. Das Emissionsvolumen wurde daher mit 1 Mrd EUR festgesetzt und das Bookbuildingverfahren frühzeitig beendet. Der Emissionskurs beträgt 99,465%. Die nachrangige Hybridanleihe ist mit einem Kupon von 7,125% für die ersten sieben Jahre, danach mit dem 3-Monats-Euribor + 5,05% (einschließlich eines Aufschlags von 2,50%) verzinst. Die Ausgabe und Handelsaufnahme im Amtlichen Handel der Wiener Börse der Hybridanleihe (ISIN AT0000A069T7) ist für 31. Oktober 2007 vorgesehen.

Der Erlös dient der teilweisen Refinanzierung der Übernahme der Böhler-Uddeholm AG.

Ein Verkauf der Hybridanleihe an Retail-Investoren ist auf Basis des Emissionskurses zusätzlich üblicher Bankenprovision für 18. und 19. Oktober 2007 geplant.

Rückfragenhinweis: DI Peter Fleischer, Head of Investor Relations; Tel.: +43/50304/15-9949; Fax: +43/50304/55-5581; peter.fleischer@voestalpine.com; http://www.voestalpine.com

voestalpine AG
voestalpine-Straße 1
A-4020 Linz
ISIN: AT0000937503

07027505

PROCESSED
OCT 30 2007
THOMSON
FINANCIAL

Rechtlicher Hinweis: Diese Ad-hoc Mitteilung stellt weder ein Angebot zum Verkauf noch eine Aufforderung zum Kauf von Wertpapieren dar. Ein von der Finanzmarktaufsicht am 5. Oktober 2007 gebilligter Prospekt wird bei der voestalpine AG, voestalpine-Straße 1, 4020 Linz, Österreich, und der Erste Bank der oesterreichischen Sparkassen AG, Graben 21, 1010 Wien zur kostenlosen Ausgabe bereit gehalten. Im Zusammenhang mit dem Angebot von Wertpapieren der Emittentin sind ausschließlich die Angaben im Prospekt verbindlich. Die Angaben in dieser Ad-hoc Meldung sind unverbindlich.

Diese Ad-hoc Mitteilung sowie die darin enthaltenen Informationen sind nicht zur Weitergabe in die Vereinigten Staaten von Amerika (USA) bzw. innerhalb der USA bestimmt und dürfen nicht an "U.S. persons" (wie in Regulation S des U.S. Securities Act of 1933 in der jeweils geltenden Fassung ("Securities Act") definiert) sowie an Publikationen mit einer allgemeinen Verbreitung in den USA verteilt oder weitergeleitet werden. Diese Ad-hoc Mitteilung stellt weder ein Angebot noch eine Aufforderung zum Kauf von Wertpapieren in den USA dar. Die Wertpapiere der voestalpine AG wurden nicht gemäß den Vorschriften der Securities Act registriert und dürfen ohne eine vorherige Registrierung bzw. ohne das Vorliegen einer Ausnahmeregelung von der Registrierungsverpflichtung nicht an U.S. persons verkauft, zum Kauf angeboten oder geliefert werden.

voestalpine
ONE STEP AHEAD.

voestalpine AG successfully launches hybrid bond

- *Issue size: EUR 1 billion*
- *Issue price: 99.465%*
- *Coupon: 7.125% for seven years after issuance and thereafter 3-month-Euribor + 5.05% (including a step-up of 2.50%)*

voestalpine AG successfully launched the hybrid bond it had already announced on the capital markets. The quality of the final order book was excellent exceeding more than EUR 3 billion. The issue size has been set at EUR 1 billion and the bookbuilding procedure was terminated early. The issue price is 99.465%. The subordinated hybrid bond bears a coupon of 7.125% for the first seven years upon issuance and 3-month-Euribor + 5.05% (including a step-up of 2.50) thereafter. Settlement and trading on the Official Market of the Vienna Stock Exchange of the hybrid bond (ISIN AT0000A069T7) is expected to take place on October 31, 2007.

The proceeds are used for the partial refinancing of the Böhler-Uddeholm AG takeover.

A sale of the hybrid bond to retail investors is planned to take place at October 18 and 19, 2007 on the basis of the issue price plus an extra charge for the offering banks.

Further inquiry note: DI Peter Fleischer, Head of Investor Relations; Tel.: +43/50304/15-9949; Fax: +43/50304/55-5581; peter.fleischer@voestalpine.com; http://www.voestalpine.com

voestalpine AG
voestalpine-Straße 1
A-4020 Linz
ISIN: AT0000937503

Disclaimer: *This ad-hoc announcement constitutes neither an offer to sell nor a solicitation to buy any securities. A prospectus approved by the Austrian Financial Market Authority on 5 October 2007 will be held available held available at voestalpine AG, voestalpine-Straße 1, 4020 Linz, Austrian and at Erste Bank der oesterreichischen Sparkassen AG, 1010 Vienna, Austria. In connection with the offering of securities of the issuer only be the prospectus shall be legally binding. The information of this ad-hoc announcement is not legally binding.*

This ad-hoc announcement is not being issued in the United States of America and must not be distributed to U.S. persons (as defined in Regulation S of the U.S. Securities Act of 1933, as amended ("Securities Act") or with a general circulation in the United States. This ad-hoc announcement does not constitute an offer or invitation to purchase any securities in the United States. The securities of voestalpine AG have not been registered under the Securities Act and may not be offered, sold or delivered within the United States or to U.S. persons absent from registration under or a applicable exemption from the registration requirements of the United States Securities Laws.

END